EXHIBIT 12

Caterpillar Financial Services Corporation
 COMPUTATION OF RATIO OF PROFIT TO FIXED CHARGES
(Unaudited)
(Dollars in Millions)

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012

Profit	$111	$104	$252	$224

Add:
Provision for income taxes	44	39	87	85

Profit before income taxes	$155	$143	$339	$309

Fixed charges:
Interest expense	$187	$198	$378	$402
Rentals at computed interest*	2	2	3	3

Total fixed charges	$189	$200	$381	$405

Profit before income taxes plus fixed charges	$344	$343	$720	$714

Ratio of profit before income taxes plus fixed charges to fixed charges	1.82	1.72	1.89	1.76

*Those portions of rent expense that are representative of interest cost.